INVEST IN **KADEYA**

Plastic-Free Beverage Vending Kiosks


kadeya
Repackaging the beverage industry
Zero-waste
Closed-loop
clean, crisp, cold
Grab&go
Reusable

kadeya.com Chicago, IL

Highlights

1. 2 patents issued
2. 27 stations pre-booked, representing $2M ARR
3. Fortune 500 Customers like US Air Force, Ecolab, Georgia Pacific, Canteen (Compass Group)
4. International founding team with 6 exits
5. Reduces beverage costs by 15-25% for B2B customers
6. 75% less GHG than single-use

7 $32M Pipeline ready to be activated

Featured Investors



Brian Laung Aoaeh
Syndicate Lead

Follow

Invested $433,000



I am a Founder and Managing General Partner of REFASHIOND Ventures: The Industrial Transformation Fund.
refashiond.com

"I have been studying where disruption comes from for more than 10 years out of my seventeen as an early-stage investor. We have been building REFASHIOND Ventures: The Industrial Transformation fund to back startups that are fundamentally changing the supply chains and value chains that are the foundation on which legacy industries operate. That means startups just like Kadeya. In our opinion, Kadeya is that rare startup that has an opportunity to do two things: First, it offers a simpler and cheaper value proposition to its corporate customers and convenience to end-users, and; Second it fundamentally changes the way bottled beverages are delivered to end-use consumers - starting with a focus on industrial workplaces. If this is all Kadeya does, it could become a big business. But Kadeya is much more than a robotic vending machine for non-alcoholic beverages in industrial workplaces; Kadeya is building a platform that could eventually change how all liquid consumables are delivered to end consumers, and reduce the use of single-use plastics across supply chains and value chains for all liquid consumables. The team has solved a very hard technical problem and created a product that delivers a seamless, unique, intuitive, and delightful experience that makes the sophisticated orchestration of software and hardware that happens in the background invisible to the user. I first met Manuela Zoninsein, CEO and Cofounder of Kadeya, in 2015. She is highly driven, and has assembled a team that has a shared vision and that has already solved some very hard technical problems. Kadeya is unique because it sits at the intersection of liquid consumables, hardware, software, machine learning and artificial intelligence, and advanced manufacturing. The enthusiasm from the corporate customers I spoke to is palpable because Kadeya solves a logistics and operations problem for them, at a significantly reduced cost; The only alternative to Kadeya is for them to keep doing what they are doing now, and those I spoke to do not want that. The team is focused on scaling a solution that makes it easy for their target corporate customers to adopt Kadeya as an

for their target corporate customers to adopt Kadeya as an integral part of the customers' internal operations. As plastic pollution increases and the Climate Crisis gets worse, startups like Kadeya will play an important role in refashioning the way our world works. We are obsessively enthusiastic about the team, and what they are building. We could not be more excited to be making this journey with them Join us."



Other investors include <u>Andy Dunn</u> `Notable` , <u>Zachary Smith</u> , <u>Supply Change Capital</u>, <u>PS27 Ventures</u>, <u>Evergreen Climate Innovations</u>, <u>Dipalo Ventures</u>, <u>Brendan Wallace</u>, <u>Hugo Barra</u>, <u>Exelon</u>

Our Team



Manuela Zoninsein CEO

Serial entrepreneur (1 exit, 1 IPO). Led Palantir's global expansion into Brazil, China, Peru & Spain. Passionate builder of climate tech solutions with proven leadership in scaling innovative B2B products worldwide.



Denis Lussault Chief Product Officer

Built 2 companies (1 IPO). Mechanical engineer turned exec with deep robotics & manufacturing expertise. Former CXO at Series D industrial robotics startup; expert in scaling operations and go-to-market strategy.



Ali Rose Van Overbeke Director of Marketing

Founder of a circular eyewear brand made in Flint, MI. Parsons grad & adjunct professor. Fashion designer turned growth strategist, with mass-market brand experience & IDEO/Accenture training in D2C and new media marketing.



Luis Toriz Vending Machine Testing Technician

Eliminating Plastic Bottles with Robotic Vending Machines



Why Kadeya?

clean, crisp, cold
return here
scan bottle here to return

Kadeya is transforming the beverage industry from the bottle up.

We've designed the world's first fully automated beverage vending machine. This machine dispenses water AND your favorite beverages on demand and then takes bottles back for cleaning & reuse. Kadeya washes, sanitizes, inspects, and refills bottles right where you use them.

No more plastic. No more pallets. No more waste.



Kadeya Station Demo
Watch later
Share
hydration on loop
return here
Done with your beverage? Return your bottle
Watch on YouTube


Over 5 million
single-use bottles
purchased every minute

Single-use is broken.

We all know plastic is a problem. Single-use bottles clog oceans, pollute ecosystems, and produce more greenhouse gases than the airline industry. Yet, we keep using them because they're cheap, quick, and everywhere.


This is a
Vending Machine
Pre-packaged beverages
Shipping mostly water
No consumer data
Massive packaging waste
This is a
kadeya
clean, crisp, cold
On-demand liquid consumables
Local filtered water
Direct consumer data
No packaging waste

Kadeya aims to change how beverages are delivered and consumed. We want to reduce waste and fix inefficiencies in an outdated industry.


2/3 of the carbon footprint
happens before you get your drink

The beverage industry is outdated.

Ever wondered what it takes to get a packaged drink into your hand? It starts with raw material extraction, then bottle production, filling, and global transport.

Imagine a world where hydration is waste-free, cost-effective,

and easy to access.


Durable stainless steel
Patented design
75% less GHG
99.9% less ocean-bound plastic
99% return rates (in workplaces)
We're not a reusable water bottle company
Think bike sharing, but for bottles
kadeya

Kadeya cuts 99.9% of plastic waste and 75% of beverage-related GHG emissions.

This isn't just about sustainability; it's a logistical challenge for companies that must hydrate their teams. We save money and reduce logistics issues for businesses needing to keep hundreds of workers hydrated.


Kadeya replaces the entire single-use beverage supply chain— right at the point of use


Vending machine in the front
kadeya
clean, crisp, cold
Select
Dispense
Scan+Pay
Return
Automated cleaning & reuse in the back
Washer
Connects to local water line
Mix
Inspect
Wash
Sanitize
Sanitize

Kadeya's closed-loop beverage stations reinvent the packaged beverage supply chain.

Our kiosks provide drinks in reusable stainless steel bottles.

Bottles return to any kiosk in the network. There, robots clean, sanitize, inspect, and refill them all by themselves.



Other reuse systems
Still use plastic or single-use cups
Carry & clean your own bottle
Only offers water
Have <90% return rates
kadeya
clean, crisp, cold
Stainless steel infinite bottle
Provides & cleans bottle for you
Water + flavored beverages
99% return rates

Our closed-loop system matches the convenience of grab-and-go without the waste or emissions.

Think of us as the Liquid Railroad—your zero-waste beverage solution, everywhere.



99% return rates
*validated across workplace pilots
kadeya

Our stainless steel bottles have a flat side. This design lets you carry your phone and bottle in one hand. The cap has a special twist mechanism to keep carbonation, so your drink stays cold and crisp.

Consumers demand better.
The market is massive.
The system is broken.

Consumer demand for convenient, flavorful, and cold drinks is at an all-time high. Yet, this comes at a huge environmental cost. Americans use over 800 disposable containers per person each year. Wasting billions that end up in landfills or oceans.



The packaged beverage industry is *booming*
$340
Soda
$250
Bottled Water
Average individual spends per year on single-use
899
Average single-use beverage containers used per person each year
5.82% CAGR
$804 Billion
Global non-alcoholic ready-to-drink market

At the same time, companies face pressure to cut plastic and carbon emissions. Workers and consumers want responsible options.

Until now, no scalable solution has existed.

New advances in robotics, cloud tech, and AI now allow for local, closed-loop bottling at scale. Kadeya is the first to combine these elements into a sustainable, profitable alternative to single-use bottles.

We're not following a trend. We're creating a new infrastructure.



Not just water, enjoy drinks of all kinds
High quality filtered water, carbonated, flavored, and functional beverages from brands you know and love in a reusable container
Dr Pepper
kadeya
core

Unlike other solutions Kadeya doesn't just vend water, but you

Unlike other solutions Kadeya doesn't just vend water, but you can get all your favorite and branded flavored drinks now in a reuse system without the waste.

The demand for
cost effective, convenient, & sustainable
beverage options is clear



We're starting with workplaces because hydrating hundreds of workers is a *real pain*

Our initial market is blue-collar workplaces where hydration is crucial.

Frontline workers in manufacturing, logistics, construction, and the military often can't easily get safe, cold hydration.

The current system wastes resources. It relies on single-use pallets, vending machines, and jugs. This approach leads to high labor costs and health risks.



27 stations pre-ordered worth
~$2M revenue by Fortune 500 companies
U.S. AIR FORCE
2 Units
canteen
10 Units
Turner
ECOLAB
1 Unit
HARBINGER
2 Units
J. SANDERS CONSTRUCTION
4 Units
Ingredion
2 Units
Georgia-Pacific
1 Unit
Our first 8 signed customers have over **2,200 locations, a $266M global opportunity**
Canteen (Compass Group) alone oversees **200,000 vending machines just in the USA**

Early customers pre-ordered Kadeya to reduce plastic bottle

waste. Our system also saves time, money, and labor in keeping their teams hydrated.



Our customers love us



Three paid pilots **proved our value for workplaces**

Gilbane	abbvie	ECOLAB
-$300K	+52%	+41%
in cost savings switching from single-use	in employee engagement with sustainability	in employee hydration

We've run three pilots that prove our key benefits. These workplaces aim to cut single-use plastic. They want to save money and improve employee hydration and engagement.



ECOLAB

"
Worker safety and hydration are top priorities, and their closed-loop system ensures our team stays hydrated without the hassle of managing single-use bottles.

Val Howard
Sr. Environmental Health & Safety Manager

Gilbane

"
What am I going to do when Kadeya leaves? Go back to buying and distributing single-use bottles over and over again?

Aaron Perry
Project Director

canteen

"
Clients are increasingly seeking cost-effective, sustainable hydration solutions. I have sites ready to deploy Kadeya immediately if the equipment and infrastructure were available.

Jeremy Cauble
Director of Strategic Innovation

Our users can't get enough



kadeya
43
NPS SCORE
KADEYA HAS AN NPS OF 79 AMONGST USERS WHO USE KADEYA MORE THAN 2-3 TIMES PER WEEK
NPS MEASURES CUSTOMER LOVE BASED ON LIKELIHOOD TO RECOMMEND
Coca-Cola
42
NPS SCORE
Keurig DrPepper
33
NPS SCORE
pepsi
22
NPS SCORE

During our pilots, users loved us. Our power users became advocates, spreading positive experiences through word of mouth.





"
I feel more alert and focused during the workday. I'm much less likely to make silly mistakes which can be critical safety issues.
"
I have critical health issues between diabetes and a heart surgery. The more I drink water, the more I detoxify and the healthier I feel. I can tell that I'm feeling more stable throughout the day with the water.
"
The water makes me calmer and more present with my colleagues when work is stressful.

Press can't stop talking about us

Fast Company World Changing Idea
Energy + Sustainability and Water
2023
Fast Company Innovation by Design
Best Circular Economy Design
2024
Upstream The Reusies Awards
Most Innovative Reuse Company, Food & Beverages
2024
the reusies
Automation & Self-Service Awards
Responsible Innovation Award
2024





We drop right into our customers' existing business models

Direct Enterprise Customers
End User
Flavored
kadeya
Enterprise
Water
Hyrdration-as-a-Service (pay per drink)
Kadeya retains drink sales
Food & Beverage Channel Partners (FBS)
Enterprise/
End Users
FBS
kadeya
Purchase or Lease equipment
FBS partner retains drink sales

Kadeya owns and operates the station and offers a hydration-as-a-service pricing model. Workplaces pay per drink for water, making it free for employees. Workers can upgrade to flavored drinks, like vending machines.

We partner with Food & Beverage Service providers (e.g., Compass, Sodexo) for quick scaling. We provide a monthly lease or equipment purchase option. This is for channel partners who keep their drink revenues.



Projected to make

$62K

58%+

Margins on

Per station per year
Hydration-as-a-Service direct customer model

Note: future projections cannot be guaranteed.

Our go-to-market strategy helps us grow with food and beverage service providers. It also connects us to direct customers who have large real estate footprints. This helps us deploy our robotic beverage stations with optimal effectiveness.



$32M+ Inbound Pipeline
Inbound companies represent
400,000+ locations
50 states | 150 countries

We currently have more demand than we can handle. We're sold out through 2025, with our first 27 commercial stations shipping early 2026. New customers are reaching out daily to deploy our stations globally.



Our beachhead is overlooked, specific, and scalable market
hydrating workers
Replacing workplace vending machines & fridges with Kadeya stations
$17.5B
US & Europe Workplaces
$10B
US Workplaces
*Over 1.4M workplace locations in the US alone meet our customer criteria
$1.5B
Midwest Workplaces
$300M
Midwest Industrials

We're starting with a $10 billion opportunity in U.S. workplace hydration—but that's just the start.

We plan to expand to Europe and the UK in the next 3 to 5 years.

The global packaged beverage industry is worth $2 trillion. Kadeya's closed-loop system can eliminate single-use containers across the industry.

Why not just use a reusable water bottle?



Personal beverage containers are not going to fix the plastic crisis

Single-use market is 40x that of reusables & growing even quicker, reusables can't catch up

2024 — 2028
Global single-use plastic water bottles (at home + out-of-home)
$363B — $445B

Global reusables
$10B — $11.7B

The single-use market is 40 times bigger than reusables. Plus, it is growing faster, so reusables can't keep up.

Reusables are not a scaleable solution to the global plastic waste crisis.

Kadeya replaces single-use bottled water and flavored drinks, not reusables.



Plastic bottles don't just pollute the environment, *they pollute us.*

- Microplastics in every sip
- Leaches plastic over time & heat
- Hidden plastic linings
- Stored in hot trucks & warehouses
- Unknown freshness & sourcing

Stainless steel bottles
- No leaching, bottled fresh
- No hidden plastic liners
- No long-haul transport or storage
- Refilled seconds before you sip

Every single-use plastic bottle sheds **microplastics** and **nanoplastics**—tiny fragments that end up in your water, your body, and the air around you. And when bottles sit in hot warehouses, trucks, or job sites for days (or weeks), the leaching gets worse.

Recent studies have shown that:

- Bottled water can contain **hundreds of thousands of microplastics per liter**
- Heat and time significantly increase plastic leaching
- Even aluminum cans and Tetra Paks often have **plastic liners** inside

Kadeya eliminates this risk at the source.

We use:

- **Stainless steel bottles**—no plastic, no liner, no leaching
- **Fresh, on-demand bottling**—your drink is dispensed seconds before you sip it
- **No storage in heat, no long transport times, no degradation of quality**

This means:

- No invisible contaminants
- No chemical breakdown from temperature or UV exposure
- Safer, cleaner, trusted hydration—every single time

Kadeya gives you peace of mind—not just about the planet, but about what's actually in your drink.


In the future
you can imagine Kadeya anywhere you purchase single-use beverages
Amusement
Movie Theaters
K-12 Schools
Conference Centers
Universities
Workplaces
Hospitals
Airports
Offices
Arenas
Gyms
Hotels

We begin in workplaces where hydration budgets already exist. But our long-term vision? Places where people get drinks

But our long-term vision: Places where people get drinks including: universities, hospitals, airports, sports and entertainment venues, retail, and more.

We're on track to
profitability by 2028

Forecasted number of locations and revenue
New units deployed
ARR (Annual Reccuring Revenue)
$25K
$800K
$4M
$13M
$34M
2023/24
2025
2026
2027
2028
2029
2 Pilots
1 Pilot
44
104
200
410



Future-looking projections cannot be guaranteed.

2023/24: Initial pilots

2025: Go-to-market validated

2026: Operations & manufacturing ready to scale

2027: Expand beyond Midwest

2028: Profitable

World class team that has scaled &
exited multiple hardware
& software businesses



Manuela Zoninsein
CEO & Founder
Denis Lussault
CPO, Cofounder
Ali Rose van Overbeke
Director of Marketing
Luis Toriz
Testing Technician

Our team is a key part of Kadeya's success:

Our team is a key part of Kadeya's success.

- Manuela Zoninsein, our CEO and founder, has led two ag-tech startups globally. She has an MBA from MIT and attended Harvard.

- Denis Lussault, our CPO, has led two robotics companies from Series A to IPO. He has strong skills in hardware-software integration.

- Ali Rose, our Marketing Director, previously founded a circular economy company. She has experience in both consumer and B2B marketing.

- Luis Toriz, our Machine Testing Technician has worked various roles in hospitality and food & beverage for over 14 years as a barista, supervisor, and trainer.

We have reduced key risks in product development, customer acquisition, and financial planning.



Kadeya's ecosystem has more than just the kiosk. It features our stainless steel infinite bottle, a user app, and a corporate dashboard. These tools help track hydration and impact metrics. Partners and beverage companies also have advertising opportunities.

Product Roadmap

2026
- Deploy first commercial stations
- MVP of user app
- MVP of corporate customer dashboard

2027
- App gamification
- Subscriptions
- Station performance optimization

2028
- AI agents to optimize & personalize user experience
- New feature roll outs for user app & corporate dashboard

2029
- Touchscreen ads
- Beverage partnerships
- Data product

Revenue grows as new channels are unlocked and per-station revenue increases with new features

Future looking projections cannot be guaranteed

We're providing more than drinks. We're also offering valuable data insights. This will enhance the whole beverage ecosystem and open new revenue streams.

Kadeya's hardware sets us apart. We collect unique data on hydration and beverage retail.

In the future, AI agents will help personalize shopping experiences. They will also optimize sales and consumption at every unique kiosk.

As we grow our network of stations, we can plug in to existing d-OOH advertising networks. This will generate hundreds of millions of annual impressions and digital OOH opportunities.

Kadeya is reimagining an industry like the biggest disruptors of our time



$3.2T market cap

Apple reinvented consumer electronics through seamlessly integrated hardware, software, and services, setting new standards for personal computing, mobile devices, wearables, and entertainment.

$558B market cap

Netflix revolutionized entertainment by shifting media consumption from scheduled broadcasts to on-demand streaming, fundamentally transforming how content is distributed, monetized, and produced.

◊ kadeya

Building the physical and digital infrastructure for the future of beverage distribution, generating real-time data to optimize hydration, reduce waste, and transform how beverages are consumed, tracked, and delivered.

Kadeya is changing the out-of-home beverage market. It's doing it like the biggest disruptors today. Kadeya makes it easy to enjoy high-quality, cost-effective grab-and-go drinks. Plus, there's no plastic waste!



Invest in robotic vending machines eliminating single-use plastic bottles

Use of funds
6 months
DEPLOY 2+ UNITS
$60K RUN RATE REVENUE
• 2 key customers deployed (Turner, Canteen/Compass Group)
• Lock in commitments on additional 15+ units to deploy in 2026
• Unlock debt financing
12 months
10+ UNITS
$600K RUN RATE REVENUE
• 5 Fortune 500 enterprise customers deployed (Turner, Ecolab, Georgia Pacific, Ingredion, Canteen/Compass Group
• Deploy all remaining units for 2026
• Unlock project financing
Seed Use of Funds
Engineering 55%
Sales & Marketing 20%
Deployment, Manufacturing, Customer Success 12.5%
G&A 12.5%
MOVE
SBXI
TARRSON FUND
PS27
GROOVE
techstars
The Josephine Collective
TAV
exelon

Backed by 30+ climate tech investors, with deep experience in industrial deployment, hardware scaling, and venture growth - Supply Change Capital, MOVE Ventures, Oxonian Ventures, Tarrson Capital (University of Chicago Venture Fund), SBXI (MIT Student Venture Fund), Exelon Foundation, Evergreen Climate Innovations, and notable angels Zachary Smith (Ex-Equinix, Ex-Packet, Ex-Voxel), Brendan Wallace (Fifth Wall), Erik Allebest (Founder of Chess.com), Andy Dunn (Bonobos & Pie), Hugo Barra (ex-Google, ex-Meta, ex-Xiaomi).

Join us in reshaping the beverage industry! We invite our community to invest with our lead investors **Refashiond Ventures**, a NYC-based venture capital firm investing at the forefront of technologies transforming legacy industries, particularly through supply chain innovation.











grab your drink
zero waste



Kadeya is tackling more than workplace hydration. We're addressing the waste crisis in beverage distribution. Our goal is to shift the entire industry from plastic to a zero-waste future.

We're the first platform that makes reuse sustainable, scalable, profitable, and fun.

Join us as we work to eliminate single-use bottles forever, for everyone, everywhere.